UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

PokerTek, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730864105
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 730864105

1.	Name of Reporting Person Gehrig H. White
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,129,400 (See Item 4)
*6. Shared Voting Power –0– (See Item 4)
7. Sole Dispositive Power 2,129,400 (See Item 4)
8. Shared Dispositive Power – 0– (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,129,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 15.12%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1.	Name of Reporting Person GHW Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,829,900 (See Item 4)
*6. Shared Voting Power –0– (See Item 4)
7. Sole Dispositive Power 1,829,900 (See Item 4)
8. Shared Dispositive Power – 0– (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 13.00%
12.	Type of Reporting Person (See Instructions) OO

Item 1	(a)	Name of Issuer:

PokerTek, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1150 Crews Road, Suite F Matthews, North Carolina 28105

Item 2	(a)	Name of Persons Filing:

(i) Gehrig H. White (ii) GHW Enterprises, LLC

	(b)	Address of Principal Office or, if none, Residence:

As to (i) 1150 Crews Road, Suite F Matthews, North Carolina 28105 As to (ii) 6207 Glynmoor Lakes Drive Charlotte, North Carolina 28277

	(c)	Citizenship or Place of Organization:

As to (i) United States As to (ii) North Carolina

	(d)	Title of class Securities:

Common Stock, no par value

	(e)	CUSIP Number:

730864105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

Item 4.	Ownership:

(a) Amount beneficially owned:

(i) 2,129,400 (ii) 1,829,000

(b) Percent of Class:

(i) 15.12% (ii) 13.00%

(c) Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote

(i)           2,129,400
(ii)          1,829,900

(ii)           Shared power to vote or to direct the vote

(i)           –0–
(ii)          –0–

(iii)           Sole power to dispose or to direct the disposition of

(i)           2,129,400
(ii)          1,829,900

(iv)           Shared power to dispose or to direct the disposition of

(i)           –0–
(ii)          –0–

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See information in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See information in Item 3 and Item 4 above.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	GEHRIG H. WHITE

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

/s/ Gehrig H. White
Gehrig H. White, as Manager

EXHIBIT INDEX

Exhibit No.	Description
1
Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated by reference to the Schedule 13G filed by Gehrig H. White and GHW Enterprises, LLC on March 21, 2006.